Exhibit 97.1

SIFY TECHNOLOGIES LIMITED

(CIN: U72200TN1995PLC050809)

Registered Office: Second Floor, TIDEL Park, No 4, Rajiv Gandhi Salai,

Taramani, Chennai 600 113, India.

Phone: +91 44 2254 0770, Fax: +91 44 2254 0771

E-mail: sify.secretarial@sifycorp.com | Website: www.sifycorp.com

SIFY TECHNOLOGIES LIMITED

Clawback Policy

The Board of Directors (the “Board”) of Sify Technologies Limited (the “Company”) believe that it is in the best interest of the Company and its shareholders to adopt this Clawback Policy (the “Policy”). The policy provides for recovery of certain Incentive-Based Compensation in the event of an Accounting Restatement (as defined below). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”).

1.	Definitions:

“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the material noncompliance with any financial reporting requirement under the securities laws, including any accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Executive Officer” means the Company’s current and former executive officer, as determined in accordance with the definition of executive officer set forth in Rule 10D-1. Rule 10D-1 defines executive officer as the company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the company. Executive Officers of the subsidiaries would be deemed executive officers of the Company if they perform such policy making functions of the Company.

“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure.

2.	Recovery Period:

The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation received by a current or former Executive Officer during the three completed fiscal years immediately preceding the date that the Company is required to prepare an Accounting Restatement as described in section 1 above, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question.

The “date on which the Company is required to prepare an Accounting Restatement is the earlier to occur of (a) the date the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a Court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

SIFY TECHNOLOGIES LIMITED

(CIN: U72200TN1995PLC050809)

Registered Office: Second Floor, TIDEL Park, No 4, Rajiv Gandhi Salai,

Taramani, Chennai 600 113, India.

Phone: +91 44 2254 0770, Fax: +91 44 2254 0771

E-mail: sify.secretarial@sifycorp.com | Website: www.sifycorp.com

3.	Erroneously Awarded Compensation:

The amount of Incentive-Based Compensation subject to this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive Based-Compensation that otherwise would have been received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid, as determined by the Compensation / Nomination and Remuneration Committee of the Board (“the Committee”).

4.	Method of Recoupment:

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Committee has determined that recovery would be impracticable solely for the following limited reasons:

i.	The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered;
ii.	Recovery would violate home country law of the Company and additional conditions are met;
iii.	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company.

5.	Committee Decisions:

The Committee shall have the sole authority to construe and interpret this Policy and to make all determinations required to be made pursuant to this Policy. Decisions of the Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this policy, unless determined to be an abuse of discretion.

6.	No Indemnification of Executive Officer:

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to fund potential clawback obligations under this Policy.

7.	Agreement to Policy by Executive Officers:

The Committee shall take reasonable steps to inform Executive Officers of this Policy and obtain their agreement to this Policy.

8.	Review and Amendment:

This Policy will be reviewed periodically, and the Committee may recommend amendments as necessary to ensure ongoing compliance with NASDAQ listing standards and any other applicable laws or regulations.

SIFY TECHNOLOGIES LIMITED

(CIN: U72200TN1995PLC050809)

Registered Office: Second Floor, TIDEL Park, No 4, Rajiv Gandhi Salai,

Taramani, Chennai 600 113, India.

Phone: +91 44 2254 0770, Fax: +91 44 2254 0771

E-mail: sify.secretarial@sifycorp.com | Website: www.sifycorp.com

9.       Other Recoupment Rights:

The Board intends that this Policy shall be applied to the fullest extent of the law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

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